03014676

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSING
SEC MAIL RECEIVED
FEB 28 2003
WASH. 207 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champion Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Timberlachen Circle, Suite 202
(No. and Street)

Lake Mary, FL 32746
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Benjamin L. Champion 407-330-2120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph F. Ryan, CPA
(Name – *if individual, state last, first, middle name*)

2614 Grassmere Lane, Orlando, FL 32808
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/18/03

OATH OR AFFIRMATION

I, Benjamin L. Champion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champion Capital Corporation, as of December 31st, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

Valerie Joanne Vetrano MY COMMISSION EXPIRES June 5, 2006 #DD122461 Bonded thru Troy Fain Insurance NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 04, 2003

Board of Directors
Champion Capital Corporation
101 Timberlachen Circle, Suite 202
Lake Mary, Florida 32746

Gentlemen,

I have examined the accompanying statement of financial condition of Champion Capital Corporation as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and changes in financial position for the year then ended. My examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of Champion Capital Corporation at December 31, 2002 and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statement, taken as a whole. The information contained in Schedule I, Computation of Net Capital, is presented for the purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph F. Ryan CPA

Joseph F. Ryan
Certified Public Accountant

Table of Contents

Champion Capital Corporation
Comparative Statement of Financial Condition
December 31, 2001 and 2002

Assets	2002	2001
Current Assets		
Cash in Bank - Checking	5,127.85	4,887.51
Money Market Funds	28.11	0.00
Accounts Receivable	0.00	0.00
Total Current Assets	5,155.96	4,887.51
Investment Assets		
New World Fund	1,314.79	1,378.44
CVF shares	4,070.56	3,400.00
Sentinel Common Stock Fund	5,376.02	6,475.87
Sylvanus Corporation Stock	0.00	2,444.05
Total Investment Assets	10,761.37	13,698.36
Other Assets		
Loans to stockholders	172.57	4,267.48
Prepaid Expenses	294.50	1,971.50
Total Other Assets	467.07	6,238.98
Total Assets	16,384.40	24,824.85
Liabilities and Stockholders' Equity		
Accounts Payable	200.00	0.00
Total Liabilities	200.00	0.00
Stockholders Equity:		
Common Stock		
20,000,000 shares Authorized		
1,090,000 Shares Issued		
$.0001 per share Par Value	109.00	109.00
Additional Paid-In Capital	38,181.00	38,181.00
Retained Earnings	<22,105.60>	<13,465.15>
Total Stockholders' Equity	16,184.40	24,824.85
Total Liabilities & Equity	16,384.40	24,824.85

The Accompanying Notes are an Integral Part of These Financial Statements.

Champion Capital Corporation
Statement of Income and Expenses
For Year Ended December 31, 2002

Revenues:		
Commissions		$38,500.86
Investment Advisory Fees		49,418.84
Interest		52.80
Investment Portfolio Income		<2,936.99>
Miscellaneous Revenue		1,500.00
Other Fees		15,128.09
	Total Income	101,663.60
Expenses:		
Accounting Fees		1,000.00
Commissions		81,906.53
Computer Software		1,595.00
Insurance		5,061.93
NASD		1,813.35
Office Expenses		16,086.17
Other Expense		2,691.07
Taxes		150.00
	Total Expenses	110,304.05
	Net Profit	<8,640.45>

The Accompanying Notes are an Integral Part of These Financial Statements.

Champion Capital Corporation
Statement of Changes in Stockholder's Equity
For Year Ended December 31, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings <Deficit>
Balances at December 31, 1997	109.00	38,181.00	<19,268.77>
Capital Additions	0.00	0.00	
Net Profit 1998			4,698.35
Balances at December 31, 1998	109.00	38,181.00	<14,570.42>
Capital Additions	0.00	0.00	
Net Profit 1999			74.24
Balances at December 31, 1999	109.00	38,181.00	<14,496.18>
Capital Additions	0.00	0.00	
Net Profit 2000			1,858.83
Balances at December 31, 2000	109.00	38,181.00	<12,637.35>
Capital Additions	0.00	0.00	
Net Loss 2001			827.80
Balances at December 31, 2001	109.00	38,181.00	<13,465.15>
Capital Additions	0.00	0.00	
Net Loss 2002			8,640.45
Balances at December 31, 2002	109.00	38,181.00	<22,105.60>

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

December 31, 2002

Subordinated Liabilities at January 1, 2002	$ 0.00
Increases	0.00
Decreases	0.00
Subordinated Liabilities at December 31, 2002	0.00

The Accompanying Notes are an Integral
Part of These Financial Statements.

Champion Capital Corporation
Statement of Cash Flows
For The Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Net Income	<8,640.45>
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
	0.00
Changes in Assets and Liabilities:	
Accounts Receivable	0.00
Prepaid Expenses	1,677.00
Loans to Stockholders	4,094.91
Accounts Payable	200.00
Net Change in Cash From Operating Activities	5,971.91
Cash Flows from Investing Activities:	
Purchases Funds	0.00
Sales Funds	<57.75>
Unrealized Gains	2,994.74
Net Change in Cash From Investing Activities	2,936.99
Net Change in Cash	268.45
Cash at Beginning of Period	4,887.51
Cash at End of Period	5,155.96

The Accompanying Notes are an Integral Part of These Financial Statements.

Champion Capital Corporation

Supplementary Information

Pursuant to Rule 17A-5 of the
Securities Exchange Act 1934
as of December 31, 2002

Champion Capital Corporation
Notes to Financial Statements
December 31, 2002

1. Significant Accounting Policies

General:
The Company was incorporated on September 28, 1989 and capitalized by the purchase of stock by the stockholders.

The Company files quarterly focus reports with the SEC as required under SEC Rule 17A-5, using form X17A's Part IIA.

The Company has remitted all required assessments to the Securities Investor Protection Corporation.

The Company complies with the exemption under SEC Rule 15c3-3 from filing a determination of reserve requirements and information relating to possession and control. This exemption is available since the Company does not put at risk any customer funds or securities.

Revenue and Cost Recognition:

Commission income and expenses are recorded when received or paid. All other revenue and expenses are accounted for using the accrual method of accounting, which recognizes revenues when earned and costs when incurred.

Valuation of Securities Owned

Because FOCUS reports require reporting the market value of securities held, the company's accounting system tracks the current market value of securities. Publicly traded securities are valued at the most recent market price. Shares in Open End Mutual Funds, such as Sentinel Common Stock Fund, are valued at the most recent Net Asset Value. Non-publicly traded securities, such stock in Champion Venture Fund, Inc., are valued at the most recent price at which such shares have been sold in non-related party private placement transactions. However, due to the lack of any public market, it is not clear what value, if any, such securities have.

Recognition of Unrealized Capital Gains

Because the company's accounting system tracks the current value of securities owned, its accounting system includes unrealized capital gains on balance sheets and profit and loss statements.

2. Provisions for Income Taxes

The income tax provision was zero due to loss carryovers from prior periods.

3. Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to claims of general creditors at December 31, 2002.

4. Related Party Transactions

The Company maintains a barter account with Tradenet Transaction Systems, Inc. which was owned by Charles J. Champion, Jr. until 2002. Because of the relationship between Mr. Champion and the current owner, Tradenet Transaction Systems, Inc. could be considered a related party to the Company. Mr. Champion is the holder of approximately 30% of the stock of Champion Capital Corporation. The Company pays an account fee of five "Tradenet Dollars" per month to Tradenet Transaction Systems, Inc.

In 1998, the Company invested $1,000 in the Champion Venture Fund, Inc., a private mutual fund which is controlled by Charles J. Champion, Jr., the owner of approximately 30% of the stock of Champion Capital Corporation. The Company received 1,000 shares of common stock in the Champion Venture Fund, Inc. for this investment. This was the same price that non-related party investors received at that time.

In 1998, the Company invested $3,000 and 400 "Tradenet Dollars" in Sylvanus Corporation which was controlled at that time by Charles J. Champion, Jr., the owner of approximately 30% of the stock of Champion Capital Corporation. This is in addition to $1,000 which the Company invested in Sylvanus Corporation in 1997. Champion Venture Fund, Inc. acquired substantially all the assets of Sylvanus Corporation on September 12, 2002 in exchange for stock which Champion Venture Fund, Inc. issued directly to the shareholders of Sylvanus Corporation at a ratio of one Champion Venture Fund, Inc. share for every two Sylvanus Corporation shares owned. The Company received 24,441 shares of Champion Venture Fund, Inc. stock in this transaction on the same basis as all other Sylvanus Corporation shareholders. Although Sylvanus Corporation and Champion Venture Fund, Inc. were both controlled by Charles J. Champion, Jr. at the time (who is also the owner of approx. 30% of the stock in Champion Capital Corporation) the transaction was approved in advance by a vote of the shareholders of both Sylvanus Corporation and Champion Venture Fund, Inc. without any dissenting votes.

Loans to stockholders at December 31, 2002 were as follows:

C. Jonathan Champion	$172.57	30% stockholder (approx.)

Schedule I

Champion Capital Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2002

Total Stockholders' Equity	$16,184.40
Add: Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0.00
Other Deductions or Allowable Credits - Deferred Income Taxes Payable	0.00
Total Capital & Allowable Subordinated Liabilities	16,184.40
Deductions and/or Charges	
Non-Allowable Assets - Other Assets	4,537.63
Net Capital Before Haircuts on Security Positions	11,646.77
Haircuts on Securities	1,004.46
Net Capital	10,642.31
Less Capital Required	5,000.00
Excess Net Capital	5,642.31
Aggregate Indebtedness	0.00
Net Capital	
Ratio: Aggregate Indebtedness to Net Capital	0.00
Reconciliation with Company's Computation As of December 31, 2002	
Net Capital, As Reported in Company's Part IIA (Unaudited) Focus Report	10,842.00
Net Audit Adjustments	200.00
Net Capital Audited December 31, 2002	$10,642.00

February 4, 2003

Board of Directors
Champion Capital Corporation
101 Timberlachen Circle, Suite 202
Lake Mary, Florida 32746

Gentlemen,

I have examined the financial statements of Champion Capital for the year ended December 31, 2002 and have issued my report thereon dated February 4, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section B of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Champion Capital Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Company's management and of the Securities and Exchange Commission of the United States of America, the State of Florida and the National Association of Securities Dealers and should not be used for any other purpose.

Joseph F. Ryan CPA

Joseph F. Ryan
Certified Public Accountant